UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of March 2016
Commission File Number 001-33922

 DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The previously announced one-for-25 reverse stock split (the "Reverse Stock Split") of the common shares, par value $0.01 per share, of DryShips Inc. (the "Company") became effective today, March 11, 2016. The Company's common shares began trading on a split-adjusted basis on the NASDAQ Capital Market under the existing trading symbol "DRYS" as of the opening of trading today. The new CUSIP number assigned to the common stock as of the time of effectiveness of the Reverse Stock Split is Y2109Q127. The Company's shareholders approved the Reverse Stock Split at the Company's special meeting of shareholders held on February 19, 2016.

Attached to this Report as Exhibit 3.4 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on March 10, 2016, to effect the Reverse Stock Split.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-202821) filed with the Securities and Exchange Commission on April 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: March 11, 2016	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer

Exhibit 3.4

ARTICLES OF AMENDMENT OF DRYSHIPS INC. Reg. No. 11911

REPUBLIC OF THE MARSHALL ISLANDS REGISTRAR OF CORPORATIONS DUPLICATE COPY The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on
NON RESIDENT

March 10, 2016

/s/ Johan Mervin
Deputy Registrar

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DRYSHIPS INC.

PURSUANT TO SECTION 90 OF

THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Ziad Nakhleh, as the Chief Financial Officer of DryShips Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify that:

1.	The name of the Corporation is: DRYSHIPS INC.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 9th day of September 2004.

3.	Articles of Amendment were filed with the Registrar of Corporations on the 18th day of October 2004.

4.	Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on the 31st day of January 2005.

5.	Articles of Amendment were filed with the Registrar of Corporations on the 14th day of September 2006.

6.	Articles of Amendment were filed with the Registrar of Corporations on the 17th day of January 2008.

7.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series A Participating Preferred Stock was filed with the Registrar of Corporations on the 18th day of January 2008.

8.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series A Convertible Preferred Stock was filed with the Registrar of Corporations on the 15th day of July 2009.

9.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series B Preferred Stock was filed with the Registrar of Corporations on the 28th day of December 2015.

10.	Section D of the Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph:

"(c)            Reverse Stock Split.  Effective with the commencement of business on March 11, 2016, the Corporation shall effect a one-for-25 reverse stock split as to its issued shares of common stock, par value $0.01 per share. No fractional shares shall be issued and, in lieu thereof, holders of the Corporation's common stock, par value $0.01 per share, shall receive a cash payment.  As a result of the reverse stock split, the number of issued shares of the Corporation's common stock, par value $0.01 per share, shall decrease from 708,164,321 to approximately 28,326,566, which may be further adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock, par value $0.01 per share, the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation shall be reduced from $7,081,643.21 to $283,265.66, which may be further adjusted for the cancellation of fractional shares, and the amount of $6,798,377.55, which may be further adjusted for the cancellation of fractional shares, is allocated to surplus."

11.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

12.	This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the special meeting of shareholders of the Corporation held on February 19, 2016, and by the Corporation's Board of Directors on December 23, 2015 and February 22, 2016.

[REMAINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on this 10th  day of March, 2016.

/s/ Ziad Nakhleh
Name:	Ziad Nakhleh
Title:	Chief Financial Officer